

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

David Slater
President and Chief Executive Officer
DT Midstream, Inc.
One Energy Plaza
Detroit, Michigan 48226-1279

Re: DT Midstream, Inc.
Registration Statement on Form 10-12B
Filed May 7, 2021
File No. 001-40392

Dear Mr. Slater:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

Risk Factors
Our Amended and Restated Certificate of Incorporation will designate the Court of Chancery of the State of Delaware, page 64

1. We note your disclosure here and on page 182 that the exclusive forum provision in your amended and restated certificate of incorporation may apply to suits brought to enforce a duty or liability created by the Exchange Act or Securities Act if such suits are brought derivatively on your behalf. However, we note that Section 9.01 of your form of amended and restated form of certificate of incorporation filed as Exhibit 3.1 states that your exclusive forum provision will not apply to Securities Act or Exchange Act claims. Please revise your information statement disclosure or form of amended and restated certificate of incorporation to address this discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew C. Elken, Esq.